             [Western Reserve Life Assurance Co. of Ohio letterhead]



February 3, 2003


Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:         WRL Series Life Account
            Withdrawal of Registration Statement on Form N-6
            File Nos. 333-102828; 811-04420
            Accession No.0000950144-03-000913
            CIK #: 0000778209


Ladies & Gentlemen:

On behalf of WRL Series Life Account (the "Account"), I hereby submit this application pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), for withdrawal of filing on Form N-6 (the "Filing"), filed via EDGAR on January 30, 2003.

The Account is requesting that the Filing be withdrawn as it was inadvertently filed under the incorrect company and with an incorrect form type. It will be re-filed under the correct company, WRL Series Life Corporate Account, as shown on the filing cover page.

Please contact the undersigned with any questions you may have concerning this application.

Very truly yours,


/s/Karen J. Epp
Senior Counsel

(319) 247-6115